Exhibit 99.2

LOAN AGREEMENT

Agreement made as of July 19th, 2007 between Northern Orion Resources Inc. ("Northern Orion") and Yamana Gold Inc. ("Yamana").

For good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the parties agree as follows:

ARTICLE 1

DEFINITIONS AND INTERPRETATION

1.1                                                                                 Definitions

In this agreement "Encumbrance", "Second Step Transaction" and other terms with capitalized initial letters used but not expressly defined herein have the meanings given to them under the Definitive Agreement and:

"Applicable Rate" means the LIBOR as of the most recent Quarterly Reset Date plus 2% per annum as adjusted on each Quarterly Reset Date in accordance with this agreement;

"Availability Period" means the period commencing 35 days after the date hereof and ending at 1:00 p.m. (Toronto time) on December 31, 2007;

"Banking Day" means any day on which banks are open for business in Toronto, New York, and the Cayman Islands.  For purposes of determining LIBOR or a Quarterly Reset Date only, "Banking Day" shall mean a day on which banks are also open for business in London, England;

"Canadian Dollar Equivalent" of any portion of a Loan denominated in U.S. Dollars means the amount of Canadian dollars that Northern Orion is able to purchase from  Bank of Montreal (if purchased in Canada) or Bank of Butterfield (if purchased in the Cayman Islands) with such amount of U.S. Dollars on the date that the Loan is made;

"Collateral" means the Pledged Shares and all property derived directly or indirectly from any dealing therewith, including any property derived from the Pledged Shares pursuant to any Second Step Transaction;

"Depository" means Kingsdale Shareholder Services Inc., in its capacity as the depository for Meridian Common Shares deposited pursuant to the Meridian Offer;

"Definitive Agreement" means the Business Combination Agreement made as of the date hereof between Northern Orion and Yamana;

"Drawdown Notice" has the meaning set forth in Section 2.1 hereof;

"Excluded Taxes" means, with respect to Northern Orion, income or franchise Taxes imposed on (or measured by) its taxable income or capital Taxes imposed on (or measured by) its taxable capital;

"Indemnified Taxes" means all Taxes other than Excluded Taxes;

an "Insolvency Event" shall occur if Yamana (i) shall admit in writing its inability to pay its debts generally, (ii) shall make an assignment for the benefit of its creditors or file a notice of intention to make a proposal under the Bankruptcy and Insolvency Act (Canada) or similar legislation to some or all of its creditors, (iii) shall petition or apply to any Court for the appointment of a receiver, receiver manager, administrator, inspector, liquidator, agent, trustee or other similar official (each a "Receiver") for it or for all or substantially all of its property, (iv) is adjudged or declared bankrupt or insolvent and such judgment or declaration is not dismissed, rescinded, withdrawn or stayed within 30 days (provided that upon any such stay ceasing to be in full force and effect, an Insolvency Event shall thereupon be deemed to occur unless the related judgment or declaration has theretofore been dismissed, rescinded or withdrawn), (v) is dissolved, liquidated or wound-up, or an effective resolution is passed authorizing the dissolution, liquidation or winding-up of Yamana, (vi) commences or files notice of any proceedings relating to it or all or substantially all of its property under any law, whether now or hereafter in effect, of any jurisdiction relating to dissolution, liquidation, winding-up, bankruptcy, insolvency, reorganization of insolvent debtors, arrangement or readjustment or moratorium of debts, (vii) consents to any such proceeding for it or for all or substantially all of its property commenced by any other Person or if there is no such consent, any such proceeding commenced by any other Person is not dismissed within 30 days, or (viii) shall suffer the private appointment of any Receiver, and any such appointment is not set aside or stayed within 30 days after the date that such appointment was suffered, provided that such 30-day period shall only apply if such appointment was not applied for or consented to by Yamana and is being actively and diligently contested in good faith by appropriate proceedings;

"LIBOR" as of any particular Quarterly Reset Date means an annual interest rate equal to the average of the rates of interest (rounded up to the next higher multiple of one-sixteenth percent (0.0625%)) for 90 day deposits in the amount of US $100,000,000 which appear on Page 3750 of the Reuters Screen (or any similar such reference service selected by Yamana and Northern Orion) as of 11:00 a.m. (London time) for delivery on the 2nd Banking Day following the Quarterly Reset Date.  If the LIBOR for a Quarterly Reset Date cannot be determined in accordance with the foregoing, the LIBOR will equal the rate of interest (rounded up to the next higher multiple of one-sixteenth percent (0.0625%)) at which Royal Bank of Canada or other representative bank selected by Yamana and Northern Orion is offering 90 day $100,000,000 US Dollar deposits to prime banks in the London interbank market for delivery on the 2nd Banking Day following the Quarterly Reset Date;

"Loan Documents" means this agreement and the Security Agreement;

"Loans" has the meaning set forth in Section 2.1 hereof;

"Material Adverse Effect" means a material adverse effect on the ability of Yamana to repay its obligations under this agreement when due;

"Maturity Date" means the earlier of (i) 30 days after the date of the Second Step Transaction or any other transaction pursuant to which 100% of the Meridian Common Shares are acquired by Yamana; and (ii) 12 months after the date of the first drawdown under the Facility;

"Permitted Liens" means (i) Encumbrances arising under a statute that secure payment of statutory obligations not due or delinquent or if alleged to be due or delinquent are being diligently contested by Yamana in good faith by appropriate proceedings; (ii) any Encumbrances arising under any rules adopted by the clearing agency for the Meridian Common Shares; (iii) the rights of withdrawal arising under Section 95 of the Securities Act (Ontario) in respect of any Pledged Shares deposited pursuant to the Meridian Offer; and (iv) any Encumbrances created by any agreements to enter into or implement a Permitted Second Step Transaction;

"Permitted Second Step Transaction" means a Second Step Transaction (i) where the indirect percentage ownership in the assets (collectively, the "Meridian Assets") of Meridian Gold Inc. and its subsidiaries represented by the Collateral resulting from the Second Step Transaction is the same as the indirect percentage ownership in the Meridian Assets represented by the Pledged Shares immediately prior thereto; or (ii) that is consented to in writing by Northern Orion;

"Pledged Shares" means the first 15,673,981 Meridian Common Shares acquired by Yamana pursuant to the Meridian Offer (being Meridian Common Shares having an aggregate value of US $400,000,000 based on the 20-day volume weighted average price of Meridian Common Shares for the period ending June 27, 2007) provided that, if rights of withdrawal under applicable securities legislation are exercised in respect of any such Meridian Common Shares then "Pledged Shares" shall mean any and all other Meridian Common Shares taken up by Yamana pursuant to the Meridian Offer until there have been delivered to Northern Orion 15,673,981 Meridian Common Shares in respect of which no withdrawal rights are exercisable under any applicable legislation;

"Quarterly Reset Date" means the last Banking Day of March, June, September and December of each year. June 29, 2007 is the most recent Quarterly Reset Date for purposes of determining LIBOR from and after the date hereof up to but excluding the next Quarterly Reset Date on September 28, 2007;

"Security Agreement" means the security agreement made as of the date hereof between Yamana and Northern Orion granting Northern Orion a security interest in the Pledged Shares;

"Taxes" means all taxes, charges, fees, levies, imposts and other assessments, including all income, sales, use, goods and services, value added, capital, capital gains, alternative, net worth, transfer, profits, withholding, payroll, employer health, excise, real property and personal property taxes, and any other taxes, customs duties, fees, assessments, or similar charges in the nature of a tax, together with any instalments with respect thereto, and any interest, fines and penalties with respect thereto, imposed by any governmental authority (including federal, state, provincial, municipal and foreign governmental authorities), and whether disputed or not; and

"US Dollars" and "US $"mean lawful currency of the United States of America.

1.2                                                                                 Other Matters Affecting Interpretation

The provisions of Sections 1.02, 1.03, 1.04, 1.05, 1.06 and 1.07 of the Definitive Agreement shall apply to this agreement mutatis mutandis.

1.3                                                                                 Applicable Law

This agreement will be governed by and construed in accordance with the laws of the Province of Ontario and the laws of Canada applicable therein.  Each of the parties hereto irrevocably attorns to the non-inclusive jurisdiction of the courts of the Province of Ontario.

1.4                                                                                 Interest Calculations and Payment

The Applicable Rate shall be calculated on the basis of a 360 day year.  Interest will be calculated using the nominal rate method of calculation, and will not be calculated using the effective rate method.  All payments of interest to be made hereunder will be made without allowance or deduction for deemed re-investment or otherwise, both before and after maturity and both before and after any default or judgment or both, until payment thereof, and interest will accrue on any overdue interest.

1.5                                                                                 Interest Act (Canada)

For purposes of disclosure under the Interest Act (Canada), the yearly rate of interest to which the Applicable Rate is equivalent is the Applicable Rate multiplied by a fraction the numerator of which is the actual number of days in the calendar year in which the equivalent yearly rate is to be ascertained and the denominator of which is 360.

1.6                                                                                 Schedule

The following is the Schedule to this agreement:

Schedule "A"	Form of Drawdown Notice

ARTICLE 2

LOAN FACILITY

2.1                                                                                 Non-Revolving Loan Facility

Subject to the terms and conditions hereof, Northern Orion agrees to make one or more loans (collectively, "Loans") in US Dollars to Yamana pursuant to a non-revolving term loan facility (the "Facility") from time to time on any Banking Day during the Availability Period in an aggregate principal amount not exceeding US $200,000,000 (the "Maximum Facility Limit").  The Loans shall only be used to pay the cash portion of the consideration payable by Yamana for Meridian Common Shares taken up pursuant to the Meridian Offer.  Yamana shall give Northern Orion not less than 5 Banking Days' prior written notice (a "Drawdown Notice") of its intention to drawdown a Loan.  A Drawdown Notice shall specify the amount and drawdown date of the proposed Loan and shall be substantially in the form attached hereto as Schedule "A".  The proceeds of each Loan (or the Canadian Dollar Equivalent thereof as provided below) shall be wired by Northern Orion, at its expense, to the Depository on the drawdown date in accordance with the instructions set out in the Drawdown Notice relating to the Loan.  Each Loan shall be made by Northern Orion, and be repaid by Yamana in US Dollars, but Yamana may, at its sole expense, require Northern Orion in the relevant Drawdown Notice to convert the proceeds of a Loan into Canadian dollars and to wire to the Depository, the Canadian Dollar Equivalent of the Loan, after deducting its reasonable out-of-pocket costs for converting the proceeds of the Loan from US Dollars to Canadian dollars.

2.2                                                                                 Interest

(1)                                  Each Loan and all other amounts payable by Yamana to Northern Orion hereunder shall bear interest before as well as after maturity, default and judgment at the Applicable Rate.  Interest on each Loan shall be calculated and payable in arrears quarterly on each Quarterly Reset Date and at the time that the Loan is prepaid or on the date that it becomes due and payable.  All interest hereunder shall be payable for the actual number of days elapsed in the relevant period (including the first day but excluding the last day).  Interest on overdue amounts shall be payable by Yamana on demand.

(2)                                  The Applicable Rate at the date hereof up to but excluding the first Quarterly Reset Date after the date hereof equals the LIBOR on June 29, 2007 plus 2%

per annum and the Applicable Rate shall be adjusted on each Quarterly Reset Date hereafter to equal the LIBOR on each such date plus 2% per annum.

2.3                                                                                 Prepayment and Repayment

Yamana may from time to time prepay all or any part of the Loans provided that it gives Northern Orion not less than 1 Banking Day's prior written notice of the payment, the payment is not less than US $10,000,000 and all accrued and unpaid interest on the payment up to and including the date thereof is paid in full.  The Loans and all other outstanding amounts owing by Yamana to Northern Orion hereunder shall be repaid in full on the Maturity Date.

2.4                                                                                 Payments Not in Original Currency

Any payment on account of principal or interest (including interest on any overdue interest) on any Loan shall be payable in US Dollars.  All other amounts payable hereunder shall be paid in Canadian dollars. Any amount payable hereunder or under any other Loan Document in a particular currency (the "proper currency") made to or for the account of Northern Orion in a currency other than the proper currency (the "other currency"), whether pursuant to a judgment or order of any court or tribunal or otherwise and whether arising from the conversion of any amount denominated in one currency into any other currency for the purpose of making or filing a claim, obtaining an order or judgment, enforcing an order or judgment or otherwise, shall constitute a discharge of the Yamana's obligation hereunder or under any other Loan Document only to the extent of the amount of the proper currency which Northern Orion is able, in the natural course of its business within one Banking Day after receipt by it of such payment, to purchase with the amount of the other currency so received.  If the amount of the proper currency which Northern Orion is able to purchase is less than the amount of the proper currency originally due to it hereunder or under any other Loan Document, Yamana shall indemnify and save Northern Orion harmless from and against any loss or damage arising as a result of such deficiency.  This indemnity shall constitute an obligation separate and independent from any other obligation contained in this agreement or any other Loan Document, shall give rise to a separate and independent cause of action, shall apply irrespective of any indulgence granted by Northern Orion from time to time, shall continue in full force and effect notwithstanding any judgment or order for a liquidated sum in respect of an amount due hereunder or under any other Loan Document or under any judgment or order and shall not merge in any order of foreclosure made in respect of any Loan Documents or any security given to or for the benefit of Northern Orion.

ARTICLE 3

REPRESENTATIONS AND WARRANTIES

3.1                                                                                 Basic Representations and Warranties

Yamana represents and warrants to Northern Orion as follows:

(1)                                  Organization

It has been incorporated, is validly subsisting and has full corporate and legal power, authority and capacity to own its property and assets and to conduct its business as currently owned and conducted;

(2)                                  Authority

It has all necessary power, authority and capacity to enter into each Loan Document and to perform its obligations thereunder.  The execution and delivery by it of each Loan Document and the completion by it of the transactions contemplated thereby have been authorized by its board of directors and no other corporate proceedings on its part are necessary to authorize any of the Loan Documents or to complete the transactions contemplated thereby.  Each Loan Document has been executed and delivered by it and constitutes a legal, valid and binding obligation of it, enforceable against it in accordance with its terms, subject to bankruptcy, insolvency, reorganization, fraudulent transfer, moratorium and other applicable Laws relating to or affecting creditors' rights generally, and to general principles of equity; and

(3)                                  No Breaches or Conflicts

The execution and delivery by it of each Loan Document and the performance by it of its obligations thereunder and the completion of the transactions contemplated thereby, do not and will not result in a violation, contravention or breach of, require any consent to be obtained under or give rise to any termination rights under any provision of, (i) its articles or by-laws; (ii) any Law; or (iii) any agreement binding up it or any of its property.

3.2                                                                                 Additional Representations and Warranties of Yamana

Yamana represents and warrants to Northern Orion that:

(1)                                  Title and Priority of Security in the Pledged Shares

Upon and following the acquisition of each Pledged Share and the payment therefor pursuant to the Meridian Offer, Yamana shall have good and marketable title thereto free and clear of all Encumbrances, other than Permitted Liens and no Encumbrances, other than Permitted Liens, shall rank in priority to or pari passu with the security interest in the Pledged Shares created by the Security Agreement;

(2)                                  No Insolvency Events or Events of Default

Yamana has not taken and is not aware of any other Persons taking any actions that would result in an Insolvency Event and no Event of Default has occurred and is continuing; and

(3)                                  Audited Financial Statements

The most recent audited financial statements of Yamana fairly present the financial condition and the results of the operations of Yamana for the periods and as at the dates specified therein.

(4)                                  No Misrepresentation

As at the date of this agreement, Yamana has provided to Northern Orion or its affiliates all material information relating to Yamana and none of such information contains any misrepresentation (as defined by Securities Authorities) and such information does not contain an untrue statement of a material fact or omit to state a material fact necessary in order to make the statements made therein, in light of the circumstances under which they were made, not misleading; and

(5)                                  No Material Adverse Change

As at the date of this agreement there has been no material adverse change with respect to Yamana since June 27, 2007.

3.3                                                                                 Survival of Representations and Warranties

The representations and warranties contained in this agreement shall survive the execution and delivery of this agreement and the completion of the transactions contemplated hereby.  Any investigation by Northern Orion and its advisors shall not mitigate, diminish or affect the representations and warranties contained in this agreement.

ARTICLE 4

CONDITIONS PRECEDENT

4.1                                                                                 Conditions Precedent to Initial Loan

The obligation of Northern Orion to make the initial Loan to Yamana will be subject to the satisfaction of the following conditions precedent on or prior to the proposed drawdown date:

(1)                                  Drawdown Notice

Northern Orion shall have received a Drawdown Notice in respect of the Loan not less than 5 Banking Days prior to the proposed drawdown date;

(2)                                  Representations and Warranties Remain True and Correct and No Events of Default

Yamana shall have delivered a certificate of a senior officer of Yamana certifying on behalf of Yamana that as of the proposed drawdown date the representations and warranties made by Yamana to Northern Orion in this agreement, other than the representation and warranty made in Section 3.2(5), are true and correct in all material respects, no Event of Default has occurred and is continuing, the number of Meridian Common Shares that have been deposited to the Meridian Offer and that the conditions precedent set out in Section 4.1(5) have been met;

(3)                                  No Events of Default

No Event of Default has occurred and is continuing;

(4)                                  Arrangements for Security

Yamana shall have executed and delivered the Security Agreement to Northern Orion, shall have delivered an irrevocable direction and authorization to the Depository to obtain a share certificate representing the pledged shares as soon as possible after payment therefore and to deliver the share certificate representing the Pledged Shares directly to Northern Orion upon its issuance, and shall have complied with all formalities required of Yamana for obtaining and maintaining the perfection of the security interest in the Pledged Shares created by the Security Agreement upon and following the payment for the Pledged Shares pursuant to the Meridian Offer;

(5)                                  Meridian Offer Conditions Met

Not less than 66 2/3% of the issued and outstanding common shares in Meridian (calculated on a full diluted basis) shall have been deposited (and not withdrawn) to the Meridian Offer with the Depository, all of the conditions to the Meridian Offer shall have been satisfied or waived (other than the 66 2/3% share deposit condition) and Yamana shall have agreed to take up not less than 66 2/3% of the issued and outstanding common shares immediately after the drawdown (this condition shall be satisfied by the delivery of the officer's certificate referred to in (2) above);

(6)                                  Third Party Consents

All required third party consents and approvals of the purchase of the Meridian Common Shares by Yamana are in place and all necessary legal requirements applicable to Yamana in connection therewith have been complied with; and

(7)                                  Opinion of Yamana Counsel

Northern Orion shall have received an opinion of outside counsel to Yamana, dealing with the matters typical of a transaction of this type, in form and substance satisfactory to Northern Orion, acting reasonably.

4.2                                                                                 Conditions Precedent to Subsequent Loans

The obligation of Northern Orion to make any Loan to Yamana after the initial Loan will be subject to the satisfaction of the following conditions precedent on or prior to the proposed drawdown date:

(1)                                  Drawdown Notice

Northern Orion shall have received a Drawdown Notice in respect of the Loan not less than 5 Banking Days prior to the proposed drawdown date; and

(2)                                  Representations and Warranties Remain True and Correct

Yamana shall have delivered a certificate of a senior officer of Yamana certifying on behalf of Yamana that as of the proposed drawdown date the representations and warranties made by Yamana to Northern Orion in Sections 3.1 and 3.2 of this agreement are true and correct in all material respects and no Event of Default has occurred and is continuing.

(3)                                  No Events of Default

No Events of Default shall have occurred and be continuing.

ARTICLE 5

COVENANTS

5.1                                                                                 Covenants of Yamana

From and after the date of this agreement until the funding commitment of Northern Orion has expired or been terminated and the principal of and interest on each shall have been paid in full, Yamana covenants and agrees with Northern Orion as follows:

(1)                                  Corporate Existence

Subject to taking whatever actions may be required to give effect to any Permitted Second Stage Transaction, Yamana shall do and cause to be done all things necessary to maintain and preserve its corporate existence;

(2)                                  Maintaining Security

Yamana shall do all such further acts and things as Northern Orion may from time to time reasonably require to maintain and preserve the security interest in the Collateral created by the Security Agreement as a valid first perfected security interest therein, subject only to Permitted Liens and prior to the payment therefor, the rights of withdrawal arising under Section 95 of the Securities Act (Ontario) in respect of any Pledged Shares taken up by Yamana pursuant to the Meridian Offer;

(3)                                  Compliance with Applicable Laws

Yamana shall comply with all Laws, except where the failure to do so would not and could not reasonably be expected to result in a Material Adverse Effect;

(4)                                  Negative Pledge

Yamana shall not create or permit to exist, any Encumbrances on any Pledged Shares after they have been paid for pursuant to the Meridian Offer, or on any other Collateral, other than Permitted Liens;

(5)                                  Notice of Events of Default

Immediately after it becomes aware of it, Yamana shall notify Northern Orion of any Event of Default; and

(6)                                  Taxes

Any and all payments by or on account of any obligation of Yamana hereunder shall be made free and clear of and without deduction or withholding for any Indemnified Taxes; provided that if Yamana shall be required to deduct or withhold any Indemnified Taxes from such payments, then (i) the sum payable shall be increased as necessary so that, after making all required deductions or withholdings (including deductions or withholdings applicable to additional sums payable under this Section), Northern Orion receives an amount equal to the sum it would have received had no such deduction or withholding been made, (ii) Yamana shall make such deduction or withholding, and (iii) Yamana shall pay to the relevant governmental authority in accordance with applicable Law the full amount deducted or withheld.

ARTICLE 6

RIGHTS AND REMEDIES ON DEFAULT

6.1                                                                                 Events of Default

Each of the following events shall constitute an "Event of Default" under this agreement:

(1)                                  Non-Payment

if Yamana fails to pay any amount payable under this agreement when due and such failure continues for more than 1 Banking Day after written notice thereof has been given to Yamana by Northern Orion;

(2)                                  Breach of Other Material Covenants

if Yamana fails to perform any of its obligations under Sections 5.1(1), 5.1(2), 5.1(3), 5.1(4), 5.1(5) or 5.1(6) of this Agreement and such failure is not remedied 5 Banking Days after notice thereof is given to Yamana by Northern Orion;

(3)                                  Misrepresentation

if any representation or warranty made or deemed to be made by Yamana under this agreement or the Definitive Agreement is or was untrue or incorrect in any material respect at the time it was made or deemed to have been made;

(4)                                  Insolvency Event

an Insolvency Event shall occur;

(5)                                  Cross Default in Material Indebtedness

if Yamana fails to pay when due, whether on maturity, demand or acceleration, any obligations for borrowed money (including obligations for letters of credit and bankers' acceptances) which obligations individually or in the aggregate exceed US $50,000,000 (or the exchange equivalent thereof in any other currency) which has become due and payable or has been declared to be due and payable prior to the expressed maturity thereof (subject to applicable grace periods);

(6)                                  Security

the security interests granted to Northern Orion pursuant to the Security Agreement or any other security agreements executed in connection herewith cease to be valid and enforceable, first perfected security interests in the Collateral, subject only to Permitted Liens, for any reason, other than the actions, or any failure to act, of Northern Orion, and such default is not remedied 5 Banking Days after written notice thereof is given by Northern Orion to Yamana;

(7)                                  Termination of Definitive Agreement for Cause when no Competing Bid the Definitive Agreement is terminated by reason of a material breach by Yamana of its obligations thereunder and an Acquisition Proposal has not been announced by any Person, other than Yamana; or

(8)                                  Material Adverse Effect

a Material Adverse Effect shall occur.

6.2                                                                                 Right to Accelerate Payment

At any time that any Event of Default has occurred and is continuing, Northern Orion may declare all of the obligations of Yamana hereunder to be immediately due and payable, whereupon all such obligations shall be and become immediately due and payable, and the Security Agreement shall become and be immediately enforceable by Northern Orion, all without presentment, demand, protest or other notice of any kind, all of which are expressly waived by Yamana.

6.3                                                                                 Rights and Remedies Cumulative

The rights and remedies of Northern Orion hereunder are cumulative and in addition to and not in substitution for any other rights or remedies provided by law.

ARTICLE 7

MISCELLANEOUS

7.1                                                                                 Costs and Expenses

Yamana agrees to pay all reasonable out-of-pocket expenses, including legal fees and disbursements, incurred by Northern Orion in connection with this agreement and the Security Agreement up to and including the initial drawdown under the Facility to a maximum of Cdn.$100,000.  These expenses will be paid regardless of whether an initial drawdown is made. Yamana also agrees to pay all reasonable out-of-pocket expenses, including legal fees and disbursements, incurred by Northern Orion in connection with the administration of this agreement after the initial drawdown and any enforcement of this agreement or the Security Agreement.

7.2                                                                                 Non-Merger

The taking of a judgment or any other action or dealing whatsoever by Northern Orion in respect of any security given by Yamana to Northern Orion for any obligations of Yamana shall not operate as a merger of any obligation of Yamana to Northern Orion or in any way suspend payment or affect or prejudice any rights which Northern Orion may have in connection with such obligations and the foreclosure, surrender, cancellation or any other dealing with any security held by Northern Orion.

7.3                                                                                 No Waiver

No waiver or delay on the part of Northern Orion in exercising any right or privilege referred to herein and no waiver as to any Event of Default shall operate as a waiver thereof unless made in writing by Northern Orion.  No written waiver shall preclude the further or other exercise by Northern Orion of any right, power or privilege hereunder, or extend or apply to any further Event of Default.

7.4                                                                                 Communication

Any communication required or permitted to be given under this agreement will be given in the manner and in accordance with the contact information set out in the Definitive Agreement and shall be effectively given if it would be have been being effectively given had it been given under the Definitive Agreement.

7.5                                                                                 Successors and Assigns

This agreement may not be assigned by Yamana or Northern Orion without the prior written consent of the other party.  No assignment of any rights or obligations under this agreement by Yamana or Northern Orion shall release it from any of its obligations hereunder.

7.6                                                                                 Second Step Transaction

The parties acknowledge that Yamana has agreed with Northern Orion in the Definitive Agreement to complete a Second Step Transaction as expeditiously as possible in the circumstances provided therein.  Nothing in this agreement shall prohibit Yamana from entering into any Permitted Second Step Transaction and notwithstanding any other provisions hereof, none of the entering into, implementation or completion of, any Permitted Second Step Transaction shall constitute an Event of Default.  In the event of any conflict or inconsistency between the provisions of the Definitive Agreement and the provisions of this agreement, the provisions of the Definitive Agreement shall govern and prevail.

7.7                                                                                 Counterparts

This agreement may be executed in any combination of original and faxed signed counterparts, all of which taken together shall constitute one and the same original agreement, effective the date hereof.

YAMANA GOLD INC.

Address:	150 York Street, Suite 1102	By	/s/ Peter Marrone
	Toronto, Ontario, M5H 3S5		Peter Marrone
Chairman & CEO

Attention:	Peter Marrone, Chairman & CEO
Facsimile:	416-815-0021

NORTHERN ORION RESOURCES INC.

Address:	1075 West Georgia Street, Ste. 250	By	/s/ David Cohen
	Vancouver, B.C., V6C 3C9		David Cohen
President & CEO
Attention:	David Cohen, President & CEO
Facsimile:	604-434-1487

SCHEDULE "A"

FORM OF DRAWDOWN NOTICE

TO                          Northern Orion Resources Inc.

This Drawdown Notice is being given for a Loan under the Loan Agreement made as of July -, 2007 between Yamana Gold Inc. ("Yamana"), as borrower, and Northern Orion Resources Inc. ("Northern Orion"), as lender (as it may be amended from time to time, the "Loan Agreement").  All terms with capitalized initial letters used but not expressly defined herein have the meanings given to them under the Loan Agreement.

The undersigned, as the duly appointed INSERT OFFICE of Yamana, hereby certifies and requests for and on behalf of Yamana (without personal liability) as follows:

1.                             Yamana hereby requests a Loan in the principal amount of US $INSERT AMOUNT.  The Loan will be used to finance the purchase by Yamana of Meridian Common Shares pursuant to the Meridian Offer.  The drawdown date for the Loan is INSERT DATE (the "Drawdown Date").(1)  Please wire the funds representing the Loan to INSERT WIRE INSTRUCTIONS for receipt by the Depository on the Drawdown Date; and

2.                             The representations and warranties made by Yamana to Northern Orion in the Loan Agreement are true and correct in all material respects as of the date hereof (other than the representations and warranties made in Sections 3.2(4) and 3.2(5) which continue be true and correct as the date of the Loan Agreement) and no Event of Default has occurred and is continuing.

July 19, 2007

YAMANA GOLD INC.

By	/s/ Peter Marrone
Peter Marrone
Chairman & CEO

(1) Insert instructions for the required conversion of any part of the proceeds of the Loan into Canadian dollars - i.e. "Please convert US $ INSERT AMOUNT of the proceeds of the Loan into Canadian dollars, at Yamana' s sole expense, and then wire the Canadian Dollar Equivalent thereof and any remaining balance of the proceeds of the Loan in US Dollars to the Depository."